Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor Bancorp Wisconsin Inc.

Commission File No. 001-34955

On March 29, 2016, Old National Bancorp posted its 2015 Annual Report to Shareholders on its corporate website (www.oldnational.com), including a letter from Larry E. Dunigan, Chairman, and Robert G. Jones, President and Chief Executive Officer. The following excerpts from the letter within the 2015 Annual Report to Shareholders relate to Old National Bancorp’s pending acquisition of Anchor Bancorp Wisconsin Inc.

EXCERPTS FROM ANNUAL REPORT TO SHAREHOLDERS

To our valued shareholders:

In this letter, we will examine each of these topics in detail. We will also share our thoughts on the coming year and beyond, including a detailed look at the Anchor Bancorp Wisconsin Inc. (AnchorBank) partnership that was announced in January 2016.

A few words about our partnership growth strategy as it relates to execution

Now that your company has announced our intention to partner with AnchorBank, you may be wondering if this signals a shift in focus away from execution. The simple answer is no, it does not. Over the past five years, Old National has honed our ability to convert and integrate partnerships to such an extent that even a large-scale integration requires limited associate resources. In other words, the end of our partnership pause does NOT indicate a shift in focus away from generating revenue, managing expenses and being good stewards of your capital. Our strategic imperatives and performance goals for 2016 are unchanged, and we pledge to remain laser-focused on execution as the Old National footprint expands.

Fee-based Business Lines

Investments - In spite of challenging market conditions, Old National’s Investments Division enjoyed an $800,000 year-over-year increase, representing a nearly 5% revenue improvement over 2014. We are pleased to report that AnchorBank utilizes the same independent broker-dealer (LPL Financial) as Old National, which bodes well for a smooth and successful transition once our pending partnership is complete.

A look at 2016: It’s Still About Execution

Growing organic revenue

We remain confident that our successful franchise transformation has positioned us in the right markets to achieve sustainable growth. We ended 2015 with $730 million in our commercial loan pipeline, and our pending AnchorBank partnership promises to provide additional opportunities for both loan growth and fee-based business revenue.

Effectively managing expenses

Throughout 2015, your Management team worked diligently to uncover new efficiencies and execute on our expense management strategy. As noted earlier, we feel very good about the expense-related actions and initiatives that are currently underway and planned for later in 2016. Factoring out expenses related to AnchorBank, our hope is to reduce operating expenses by 3% to 5% in 2016.

About our Anchor Bancorp Wisconsin Inc. partnership

On January 12, 2016, Old National announced its intention to partner with Madison, Wisc.-based Anchor Bancorp Wisconsin Inc., and its subsidiary AnchorBank. A community-focused institution, AnchorBank is the third-largest bank headquartered in Wisconsin and an ideal partner for your company. Founded in 1919, AnchorBank had $2.2 billion in assets, $1.6 billion in total loans and $1.8 billion in total deposits at December 31, 2015.

This partnership introduces your company to outstanding growth markets within the state of Wisconsin. Specifically, it extends our footprint into the Madison, Milwaukee and Fox Valley “triangle” located directly across Lake Michigan from Grand Rapids, Mich. Much like our entry into the state of Michigan, this transaction positions us in economically vibrant communities with affluent populations. Of the 46 banking centers involved in the deal, 21 are in the capital city of Madison. Home to the University of Wisconsin, American Family Insurance and Epic Systems, Madison is widely considered one of the premier growth markets in the Midwest.

Rather than limiting our ability to meet our 2016 execution targets, this partnership provides ample opportunity for additional loan and fee-based business growth as we introduce our products, services and community banking brand to communities that fit your company’s existing footprint very well.

Forward-Looking Statements

This letter contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp’s (“ONB”) financial condition, results of operations, asset and credit quality trends and profitability, and statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor BanCorp Wisconsin Inc. (“Anchor”). Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite stockholder approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the proposed merger of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this letter and other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this letter, and neither ONB nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this letter.

Additional Information About the Old National Bancorp/Anchor BanCorp Wisconsin Inc. Proposed Merger

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, ONB has filed with the SEC a Registration Statement on Form S-4 (Registration Statement No. 333-209551) that includes a proxy statement of Anchor and a prospectus of ONB, as well as other relevant documents concerning the proposed merger. Anchor stockholders are urged to read the Registration Statement, the proxy statement and prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the proxy statement and prospectus, as well as other filings containing information about ONB and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from

ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us” and then under the heading “Investor Relations.”

ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 24, 2016. Information about the directors and executive officers of Anchor is set forth in the proxy statement for Anchor’s Form-K filed with the SEC on March 22, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proposed merger may be obtained by reading the proxy statement and prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.